Exhibit 14

“How We Work”

The Orient-Express
Code of Conduct

1.    Message from the President and CEO, John M. Scott, III

2.    Introduction
2.1    Our Principles, Values and Vision
2.2    The Orient-Express Compliance Programme
2.3    Following the Code of Conduct
2.4    Getting help and advice
2.5    Asking questions and raising concerns
2.6    Your personal commitment to doing the right thing

3.    Protecting Our Guests, Staff and the Community
3.1    Health, Safety, Security and the Environment (HSSE)
3.2     Fair treatment and equal employment opportunity
3.3    Ensuring a respectful, harassment-free workplace
3.4    Human Rights: Preventing human trafficking
3.5     Guest and employee privacy
3.6    Managing environmentally sustainable operations
3.7    Community engagement

4.    Personal Integrity
4.1.    Managing conflicts of interest
4.2     Corporate opportunities
4.3    Preventing insider trading

5.    Business Integrity
5.1    Working with third parties
5.2    Preventing bribery and corruption
5.3    Giving and receiving gifts and entertainment
5.4    Competing fairly
5.5    Responsible communications and social media
5.6    Political activity and contributions
5.7     Dealing fairly with guests

6.    Safeguarding Our Assets
6.1    Keeping accurate books, records and reports
6.2    Safeguarding Orient-Express property and maintaining
confidential information
6.3    Responsible management of information, IT systems and data

7.    Speak-Up Contact Numbers

Footnote:
“Orient-Express” means Orient-Express Hotels Ltd., its hotels, restaurants, tourist trains, cruise operations and other businesses.

1.    Message from the President and CEO, John M. Scott, III

Orient-Express is a provider of luxury hospitality. Our values and our culture define how we work with each other, how we manage our business and how we serve our guests. Our continued success depends upon the support and trust of our guests, staff, investors and the communities in which we operate.
That trust is earned by demonstrating high standards of behaviour, integrity and service. While legal compliance is necessary, it is never sufficient and legal requirements will often vary across the world. Our ethical principles, on the other hand, apply universally, in everything we do.
The Code of Conduct sets out our principles and describes what is expected of every one of us to meet our high standards. It is intended to guide us in applying these principles to the specific circumstances of our daily work. A failure to observe the Code is a cause for disciplinary action up to and including dismissal.
The Code is based on our values and beliefs. It embodies our commitment to honesty, integrity and authenticity, our desire to delight our guests, enable discovery, and to make a unique and positive impact on local communities. The reputation of Orient-Express depends on each of us taking personal responsibility for upholding the Code.
If you are concerned about something that does not appear to support our purpose and values or contravenes the law, our Code or other policies, you should speak up. There may be circumstances in which you may wish to use the independent Speak-Up service, where you can raise an issue or concern confidentially. We will not tolerate retaliation against an individual who raises a concern in good faith.
Please take the time to read and understand the Code. Use it to help you make the right decisions and resolve any ethical issues you may encounter. Together we can show this is a company defined by clear values and a company for which we are proud to work.
Thank you.

2.    Introduction

2.1    Our Principles, Values and Vision

Our Principles

•	Integrity – uphold our principles

•	Teamwork –help one another be successful

•	Respect - for guests, colleagues and business partners

•	Pride - dedication to excellence

•	Courage – to do the right thing

Our Values

•	Character: We value diversity. Guest encounters are an opportunity to express ourselves as individuals as well as professionals.

•	Discovery: We seek new places, people and experiences even in well known cities, countries and cultures.

•	Delight: We create the small touches and meaningful moments that delight guests used to the highest standard.

•	Authenticity: We are dedicated to our local communities and their lifestyles.

Our Vision

Orient-Express gathers together the delightful, the unexpected, the authentic and the meaningful.  We celebrate the individuality, diversity and personality of each of our experiences.  This bold approach makes our company unique.

2.2    The Orient-Express Compliance Programme

This Orient-Express Code of Conduct is more than just a description of our business standards. It is the foundation of our compliance programme, which exists to provide a positive, ethical working environment for all employees.

Compliance operates as an independent function reporting to the Audit Committee of the Board of Directors. The role of Compliance is to:

•	Continuously assess compliance risks and ensure that internal controls are effective and responsive to these risks

•	Provide support to all staff in complying with the Code and applicable laws

•	Provide targeted compliance training and communications to build the culture

•	Oversee a fair internal investigation process

•	Promote consistent disciplinary action

•	Monitor adherence to the Code

•	Provide independent reports on the state of compliance to the Audit Committee

2.3    Following The Code of Conduct

The Code of Conduct represents our commitment to do what is right as well as to comply with all applicable laws, rules and regulations. It promotes honest and ethical conduct in all aspects of our business and serves as an important guide to govern our behaviour– including where to go for help and advice. It sets forth the fundamental principles on how directors, officers and employees should conduct themselves.

However, it cannot address every situation. Nor is it a substitute for exercising good judgment and common sense. It cannot describe every law or requirement. Each of us is responsible for knowing and following the laws and regulations that apply to us. Where local laws or regulations differ from the Code, you must apply whichever sets the higher standard.

In some cases there are additional policies to which you should also refer. All directors, officers and employees must follow the Code. Failure to do so may result in disciplinary action up to and including dismissal.

The Audit Committee is accountable for overseeing adherence to this Code. A waiver or amendment of the Code may be made only by the Board of Directors or the Audit Committee.

Parts of the Code apply specifically to the principal executive officer, principal financial officer and principal accounting officer of Orient-Express, or persons performing similar functions. These persons are called “Principal Officers” in the Code.

Responsibilities of managers and supervisors
Those who supervise others have particular responsibilities under the Code. They are expected to:

•	Set an example and show by their behaviour what it means to act with integrity.

•	Make sure that the staff they supervise understand the Code and uphold it.

•	Monitor and enforce the Code consistently in the area they manage.

•	Monitor third parties to ensure that they work in a manner consistent with the Code.

•	Support employees who, in good faith, raise questions or concerns.

2.4    Getting help and advice

None of us know the answer to every question or what to do in every situation – we all need help and advice. Whenever we are unsure about the areas raised in this Code or any other matter, it is the right thing to do to ask questions and seek advice. If you have a question or concern about a legal or ethical issue, your Line Manager is normally a good place to start. You may also get help or advice from:

•	The GM or RMD

•	HR or Finance

•	Corporate Legal or Compliance

If you are uncomfortable using any of these, you may contact “Speak-Up”, the compliance helpline. See below.

2.5    Asking questions and raising concerns

You must report any breaches or potential breaches of the Code of which you become aware – whether these relate to you, direct reports or others.
You must similarly seek advice if you have a concern or are unsure about the proper course of action. This is the case even if you do not have all the facts, as long as the report is made in good faith.

If you are in any doubt about whether to speak up, ask yourself some simple questions:

•	Is the action you are concerned about legal?

•	Does it comply with the Code of conduct?

•	Is it in line with our values?

•	Could it expose Orient-Express to any unacceptable risks?

•	Does it match commitments that we have made to others?

•	What would others think about this action – your manager, colleagues or family?

•	How would this look if reported in the newspapers?

•	Does it feel right?

It may seem easier to keep silent or look the other way. But our commitment to integrity means we must never ignore a legal or ethical issue that needs to be addressed.

“Speak-Up” – the independent compliance helpline
The Speak-Up helpline is operated by an independent third party {name omitted}. It offers staff the facility to register enquiries or concerns confidentially by telephone or through a website {web address omitted}. The third party will forward the concern, to Compliance and Internal Audit to look into the matter.

The telephone numbers from each country are available on Rendezvous and also listed on {p.30}. The telephone is answered in the local language and operates 24 hours a day, seven days a week.

The Speak-Up website can be accessed via the Quick link on Rendezvous and also operates in the local language.

If you wish, your call or website notification can be made anonymously. Of course, giving your name can often help an investigator look into the matter. All callers are given a tracking number so that they may check back to receive a response or provide more information.

Every effort will be made to give your call a quick response and deal with your question or concern promptly. In some locations data privacy regulations may restrict the scope of calls which can be taken.

Retaliation will not be tolerated
Any employee who in good faith seeks advice, raises a concern or reports misconduct is following this Code and is doing the right thing. Orient-Express will not tolerate retaliation against this person.

Any claims of retaliation are taken seriously. They will be investigated and appropriate action taken. Anyone responsible for reprisals against individuals who report in good faith suspected misconduct or other risks to the business, will themselves be subject to disciplinary action up to and including dismissal.

If you suspect that you or someone you know has been retaliated against for raising a compliance or ethical concern, immediately contact Legal, Compliance or Speak-up.

For further information, refer to the Speak-Up policy on Rendezvous.

2.6    Your personal commitment to doing the right thing

Always remember these rules:

•	Follow the Code – always.

•	There are many ways to get help – use them.

•	Ask if you are ever unsure what to do.

•	Keep asking until you get an answer with which you are comfortable.

3.    Protecting our guests, staff and the community

3.1    Health, Safety, Security and the Environment (“HSSE”)

Orient-Express is committed to providing guests and staff with a safe workplace environment where no one is subject to unnecessary risk. Safety depends on sound infrastructure, competent people and an active HSSE culture. All our operations must be conducted in compliance with applicable HSSE laws and regulations and company standards and best practice.

You Must Always:

•	Ensure you understand your responsibility to take reasonable care in managing health, safety, security and environmental risk.

•	Cooperate with the company in implementing and maintaining the required HSSE standards.

•	Understand the hazards and risks, which apply to your job and follow any policies, procedures and safe systems of work which apply to you.

•	Report any equipment which is in an unsafe condition.

•	Support and promote a safety culture and encourage colleagues to do likewise.

•	Promptly report accidents, incidents, non-compliance and anything which may pose an HSSE risk to your colleagues, guests and any third parties on site.

•	Seek help if you have a concern about following our policies or legal requirements.

•	Make sure you know what to do in the event of a crisis or emergency and follow any specific instructions given by management.

You Must Never:

•	Undertake work when your performance is impaired by alcohol, illegal drugs or certain prescribed medications.

•	Possess, use or transfer illegal drugs on company premises.

•	Use threats, intimidation or other violence at work.

For further information, refer to the Policy and Standards on Rendezvous relating to HSSE

Examples
Q.    I work in the laundry and have noticed that a close co-worker of mine seems “out of it” sometimes and wonder if he may be abusing drugs. I can’t be sure and I don’t want to get him in trouble, but I worry he is not being safe. What should I do?
A.    A safe, secure work environment is absolutely critical. Do not turn a blind-eye to something that may be illegal and may be jeopardizing the safety of your colleague or other people. If you feel you cannot discuss the matter with this colleague, speak in confidence right away to your supervisor, a representative from HR or the Speak Up, all of which can review the situation.
Q.    A minor accident occurred whilst I was cleaning a room; I dropped a glass and cut my finger cleaning it up. Is it really necessary for me to report it?
A.    Reporting any incident, however minor it appears to you, ensures that you are not alone in making a judgment regarding its gravity or potential hazard. Management can then take steps to ensure that our working environment is safe for all.

3.2    Fair treatment and equal employment opportunity

We expect everyone who works at Orient-Express to do so in an environment which is safe, professional and supportive of teamwork and trust. Everyone contributes to our success and to delivering a unique cultural experience for our guests. We are committed to creating a working environment of mutual trust in which diversity is valued and everyone is treated with dignity and respect. Employees will be recruited, selected, developed and advanced on merit, irrespective of race, colour, religion, gender, age, national origin, sexual orientation, marital status, trade union membership or disability.

For more information, in some locations there will be an Employee Handbook available from HR, which you should refer to.

We recognise that in some environments it is appropriate for individuals to be represented in negotiations and we support the right of our employees to freedom of association.

You Must Always:

•	Hire the best person for the role.

•	Give people opportunities on an equal basis.

•	Report any breaches of which you become aware and seek advice if you have a concern, whether it relates to you, your direct reports or others.

Examples
Q.    Can I include in a job advert that the ideal candidate will be aged 25-35, single and male?
A.    No. We treat individuals fairly and our recruitment is based on merit, experience and other work related criteria. For further information contact your Human Resources department.

3.3    Ensuring a respectful, harassment-free workplace
Every employee is entitled to fair treatment, courtesy and respect. Orient-Express will not tolerate any form of abuse, or harassment towards employees, contractors, suppliers or others.

You Must Always:

•	Speak out against harassment, bullying or discrimination.

•	Ensure you do not discriminate against any individual based on factors, which are irrelevant to their ability to do their job (see Section 3.2)

•	Support and promote diversity and a fair and harassment free workplace.

You Must Never:

•	Engage in behaviour, which could be characterised as offensive, intimidating, malicious or insulting.

•	Engage in sexual harassment – i.e. unwelcome sexual advances, requests for sexual favours, physical contact or repeated sexual suggestions.

•	Engage in any form of harassment with the intent or effect of creating a hostile or intimidating work environment.

•	Humiliate, denigrate or injure another employee either directly or indirectly, including through any form of social media.

•	Make racial, ethnic, religious, age-related or sexual jokes or insults.

•	Distribute or display offensive material, including inappropriate pictures or cartoons.

•	Spread malicious rumours or derogatory information, including via digital or social media.

Examples
Q.    A new woman has started working alongside me as a steward in the restaurant and as usual, I’ve been having some light flirting and cheerful banter with her. But she has threatened to accuse me of sexual harassment if I don’t stop. This is a bit of an overreaction isn’t it?
A.    Sexual harassment is anything which makes another person feel harassed or uncomfortable because of sex or gender. Your colleague has expressed that your remarks make her feel uncomfortable, however ‘harmless’ your intention, and so you should discontinue it.
Q.    The Executive Chef has taken a dislike to one of my colleagues in the pastry section. He is always criticising him and putting him down, even when he’s done nothing wrong. The rest of us feel uncomfortable with the situation, but we don’t want to challenge the Chef in case he starts bullying us. Perhaps he is right and our colleague’s work is substandard? What advice can you give me?
A.    Managers are expected to treat their team members with respect, whilst encouraging them to work hard and deliver for the company. If you feel that your manager’s treatment of your colleague is unfair, morale will be lowered and the performance of your team and the department will be affected. Talk to your line manager (of if they are the subject of your concern, their line manager) or HR about how you are feeling, or if you prefer you can talk to our Speak Up line.

3.4    Human Rights: Preventing human trafficking

Orient-Express works to protect human rights within our sphere of influence and to be vigilant about the risk of human trafficking and the exploitation of children. In locations where we identify this to be a risk, we put in place controls and where necessary, we will intervene.

You Must Always:

•	Speak to your Line Manager, the GM or HR if you have any reason to suspect there is a risk of human trafficking so that appropriate action can be taken.

Examples
Q.    I work in house-keeping and I am concerned about the activities of one of the guests. I know I should respect their privacy, but I am uncomfortable with the state of the room and the age of the young women who the guest is entertaining. I don’t know what to do.
A.    This is a very serious allegation, but you are right to follow your instincts. Talk to your manager, the GM, HR or call the Speak Up line and they will be able to advise what you should do.

3.5    Guest and employee privacy

We always protect personal information that we handle in the course of our business activities. We hold personal data about employees and guests in email systems, HR systems and marketing databases. We must always keep personal data secure and confidential.

You Must Always:

•	Ensure access to personal data is limited to those who are authorised and have a business need (see also Section 6.3).

•	Ensure that, if you have access to personal data, you only use it for the purpose for which it was collected.

•	Ensure that individuals who provide personal data are made aware of who will have access to the data and for what purpose.

•	Comply with all local data privacy laws. Consider the data privacy implications before initiating any significant data processing activities, such as direct marketing.

•	Check with Corporate Legal before moving personal data outside the country of origin. There may be legal restrictions on doing so.

You Must Never:

•	Seek access to or retain personal data if you do not have authorisation.

•	Hold personal data longer than allowed under local data privacy laws.

Examples
Q.    A film-star is staying at our resort with his new wife and baby. A journalist approached me after I left work and asked me to take pictures of the room. He has offered to pay me a lot of money! There wouldn’t be any pictures of the film-star or his family, just the room which I will have cleaned. I know this would be wrong, but if I don’t take the money, someone else will…
A.    The privacy of our guests is an important part of the Orient-Express Code and any breach of a guest’s privacy (other than in extreme circumstances – see ‘Preventing Human Trafficking’) would be treated seriously. You should not take any pictures of the guest’s room but should instead report the matter to your line manager so that they can ensure that the guest’s privacy is respected.

Q.    I work in IT and I have recently discovered that due to a technical fault, unauthorised persons can gain access to confidential payroll and guest information. I have a heavy workload and do not currently have the time to attend to this problem. Even though employees could access this information, the likelihood is not very high that they will actually do so. What should I do?
A.    As Orient-Express is committed to protecting the confidentiality of personal information, you should not ignore the problem. If you do not have the time to fix the problem yourself, you should discuss the matter with your manager.

3.6    Managing environmentally sustainable operations

Orient-Express is committed to protecting the environment by managing our operations sustainably and responsibly. We seek to adopt innovative methods to source and purchase materials, cut consumption and reduce or recycle waste. All our hotels, trains and cruises are expected to adopt practices, which minimise their environmental impact.

You Must Always:

•	Be vigilant, consider the environmental implications and work in an environmentally responsible manner.

•	Identify opportunities and support local initiatives and projects which seek to optimise sustainability and protect the natural environment.

•	Collaborate with suppliers and other third parties to reduce waste and achieve more efficient use of resources.

•	Respect the local environment.

3.7    Community engagement

We operate across the world and in many cases are closely located to internationally recognised heritage sites. We respect the communities we operate in and strive to make a positive impact by seeking mutual advantage. Local communities are of paramount importance. We enable our guests to discover and enjoy a unique cultural experience in each destination. We encourage participation in support of local community development initiatives and civic causes, relevant to local needs, including but not limited to education, health, protection of wildlife and the preservation of historic sites and monuments.

You Must Always:

•	Respect the culture, laws and business customs of the local community (as long as it does not conflict with the principles in this Code).

•	Set an example by behaving in a manner consistent with the Code.

•	Avoid any personal or business-related conflict of interest (see Section 4.1 on Conflicts of Interest).

•	Listen to the concerns of local communities and try and act in a way, which deals with their concerns, where we can.

4.    Personal Integrity

4.1    Managing conflicts of interest

A conflict of interest arises when an employee or director has a personal loyalty or interest which conflicts or might conflict with their duty to Orient-Express. Even the appearance of a conflict can be damaging. Orient Express expects staff to disclose any conflicts of interest so that they can be managed properly and fairly. You should never be in a position to hire, supervise or influence the management of any close relative. Exceptions require specific approval by your Line Manager.

Conflicts of interest can arise in many ways. Here are some examples:

•	An employee has an outside business activity or secondary employment.

•	An employee is in a romantic relationship with someone they supervise.

•	An employee has a personal or family relationship with a supplier.

•	An employee engages in business transactions with Orient-Express or causes Orient-Express to engage in business transactions with relatives or friends.

•	An employee competes or prepares to compete with Orient-Express while still employed by us.

•	A Principal Officer receives a loan or guarantee as a result of the Principal Officer’s position with Orient-Express.

You Must Always:

•
Identify if you have a possible or actual conflict of interest and notify your Line Manager. Failure to disclose a conflict of interest may lead to disciplinary action. Principal Officers and Members of the Board must disclose any such situation to the Board of Directors or Audit Committee.

•	Where appropriate, seek approval or agreement as to how the conflict will be managed or resolved. Many conflicts of interest can be resolved in a mutually acceptable way, but they must be addressed.

•
As a Line Manager, when a disclosure is made, consider the risks and seek advice if necessary on whether any restrictions or limitations need to be applied to protect the interests of Orient-Express and other staff.

You Must Never:

•	Agree or authorise a transaction in excess of $5,000 between Orient-Express and a director, officer or employee without the approval of the CEO and Chairman of the Audit Committee. This extends to any family relative or any company or organization in which a director, officer or employee or family relative has an interest.
For more information, please refer to the Conflict of Interest and Corporate Opportunity Policy on Rendezvous

Examples
Q.    My family owns a local taxi firm which the concierge often calls for guests. Do I have to declare a potential conflict of interest?
A.    There probably is not a problem if you or your spouse do not personally own shares in the family company, and are not the one calling the service, but it is best to be transparent and open, so let your manager know that there is a potential conflict of interest.
Q.    My brother has just started a luxury chocolate business. I know the restaurant is looking for a new supplier, and that he will do a good job. Is it OK to recommend him to the Executive Chef?
A.    You can recommend your brother but be clear and transparent about your relationship with him. Ensure that you are not involved in any negotiations or have any part in the ongoing management of the relationship if he is successful and that way you will avoid any conflict of interest.

4.2    Corporate opportunities

Directors, officers and employees are expected to advance the legitimate interests of Orient-Express.

You must never:

•	Take for yourself personally any opportunity that is discovered through the use of property or information of Orient-Express or through your employment or position with Orient-Express.

•	Use corporate property, information or position for personal gain.

•	Compete with Orient-Express or prepare to compete while still employed with us.

Examples
Q.    I work part-time at the Spa, but to make up my hours I also offer massages from my treatment room in my home. My manager cannot offer me any more work at the Spa, but sometimes clients ask me if I am available on days that I don’t work at the resort. Is it OK to give them details of my home practice? After all, it is important that guests have a great experience.
A.    Offering our guests your home treatments will be in breach of the Code as you will be diverting business from Orient-Express. You are obviously great at your job – ask the guests to talk to your manager about their request; perhaps you can be called in for an extra shift?

4.3    Preventing insider trading

Inside information means information that is not available to the public and which a reasonable investor might consider important in deciding whether to buy or sell shares. It might include, for example:

•	Earnings statements and forecasts

•	Actual or possible mergers, acquisitions or joint ventures

•	New contracts

•	Possible developments in litigation

Insider trading is a criminal act. Directors, officers and employees are prohibited from trading on the basis of “inside information” in the shares and securities of Orient-Express or any other publicly traded company. This prohibition extends to the family members of these persons, and any company or organisation in which they or their family members have an interest.

You Must Always:

•	Obtain written consent from the Company Secretary before you or a close family member deals in the shares or securities of Orient-Express.

You Must Never:

•	Engage or agree to engage in a transaction relating to the shares of Orient-Express without the consent of the Company Secretary.

•	Deal in Orient-Express shares or other securities, if you have inside information which has not (or you suspect has not) been taken into consideration in issuing your clearance to deal.

•
Leak inside information to anyone inside or outside the company. You may be liable for leaking or abusing inside information even if no trading resulted or you did not personally profit from the trade.

•
Trade in Orient-Express shares or securities during a “blackout period” (generally between the end of an Orient-Express fiscal quarter and the public announcement of quarterly financial results, or when specifically advised by Corporate Legal).

Examples
Q.    I checked with Legal and was given clearance on Monday for my husband to buy Orient-Express shares.  On Tuesday (and before my husband had bought the shares), I saw a letter on a printer about us taking over a hotel group.

A.    Even though you have clearance to deal in Orient-Express shares, because you have inside information which you suspect may not have been taken into consideration in issuing your clearance to deal, you would be breaching the Code if (a) you allowed your husband to go ahead and buy shares (b) if you told him (or anyone else) about the content of the letter you saw.

5.    Business Integrity
All dealings with our principle stakeholders: customers, suppliers, competitors and employees must be conducted in accordance with the applicable laws and on terms that are fair, in the interests of Orient-Express and offer mutual advantage.

5.1    Working with third parties
Third parties play an important role in our operations, for example as suppliers, contractors, agents, advisors and joint venture partners.

That is why we must choose suppliers carefully, based on merit and with the clear expectation that they will act consistently with our Code.

You Must Always:

•
Choose suppliers, contractors, agents and other third parties based on merit, avoiding conflicts of interest, inappropriate gifts and entertainment or any other kind of favouritism that might compromise selection.

•	See that you never use a contractor to do anything which conflicts with the Code.

•	Conduct due diligence before contracting a third party, as required by the Due Diligence Policy.

•	Help make third parties aware of our Code and seek their cooperation in adhering to it when working on our behalf.

•	Avoid inappropriate gifts and entertainment or any other kind of favouritism that might compromise selection.

•	Report any breaches or suspected breaches by third parties.

•	Be alert to and report to Line Management any activity that is inconsistent with our standards.

You Must Never:

•	Take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice.

•	Ignore behaviour, which is inconsistent with the conduct set out in this Code.

•	Help third parties evade paying tax.

For further information please refer to the Contracts Policy and the Due Diligence Policy on Rendezvous.

Examples
Q.    I have heard a rumour in the village that the artist in residence at our hotel has been behaving unethically (and perhaps illegally). I don’t think that that his kind of behaviour is unusual among artists, so should I mention it to anyone?
A.    No matter what the role or arrangement, we still expect third parties to operate in the spirit of the Orient-Express Code. By not doing so, the artist may bring the company into disrepute by association. Share your concerns with your Line Manager or the Speak Up line.

5.2    Preventing bribery and corruption

Corruption can involve bribery, fraud, embezzlement, deception, collusion or the abuse of power. It is the enemy of development and human progress. We will not take part in any of these activities nor allow others to do so on our behalf.

Bribery is offering, providing, or receiving something of value, including gifts, hospitality or entertainment, to induce someone to do their job improperly. Any demand for, or offer of, a bribe in whatever form must be rejected and reported immediately to Line Management.

We will never offer, pay, solicit or accept bribes in any form, either directly or indirectly. We will not participate in any kind of corrupt activity, either directly or through any third party.

Facilitation payments are also prohibited.

You Must Always:

•	Comply with the Anti-Corruption Policy.

•	Check that the fees charged by third parties are for legitimate business purposes and consistent with the service provided.

•	Keep accurate books and records so payments are honestly described.

You Must Never:

•	Offer, make, promise or authorise a bribe or unlawful payment to anyone.

•	Offer or receive money, gifts, kickbacks or commission to anyone or from anyone in relation to obtaining business.

•	Take part in any form of corrupt behaviour.

•	Make any facilitation payment even if such payments are nominal in amount.

For further information, refer to the Anti-Corruption Policy on Rendezvous

Examples
Q.    I work in the site maintenance department and we need to install a new electric cable to introduce more efficient air conditioning in some guest bedrooms. To get the cable connected to the electricity supply, I have been told that it will take eight weeks before the inspection can be done. A member of my family told me that he knew a way of reducing that time to 10 days but it would cost something. What should I do?
A.    Report the position to your Senior Manager and suggest that he or a another Senior Manager take over the matter to check the service is legitimate. It is not permissible to pay a bribe to obtain the service.

5.3    Giving and receiving gifts and entertainment
The exchange of gifts and entertainment can build goodwill in business relationships.

Bona fide gifts and entertainment which seek to build a brand, to present products and services, to establish or maintain cordial relations, or to reflect esteem or gratitude is recognised as an established and important part of doing business.

However, some gifts and entertainment can create improper influence and tarnish our reputation or even break the law. Therefore, within prescribed limits and with appropriate approvals, certain limited business courtesies such as gifts, meals (accompanied by a Company host) and entertainment (accompanied by a Company host) may be offered or given to, or received from, others.

You Must Always:

•
Seek pre-approval where the value of the gift or entertainment you are giving is over the defined threshold (refer to Gifts & Entertainment Policy and check for any more restrictive limits set locally).

•	Record in the local Gift and Entertainment register any gifts or entertainment, given or received, that are over the thresholds defined in the policy (see below) .

•	Check it is appropriate in frequency and perceived value given the circumstances and taking into account the value of anything else given to the recipient in the last six months.

•	Check it is consistent with local laws and customs.

You Must Never:

•	Provide any gift or entertainment to a Government Official without the approval of the Chief Legal Officer or VP, Compliance.

•
Provide or authorise gifts or entertainment, which could reasonably be interpreted as an attempt to gain a business advantage by influencing, inducing or rewarding the other person to do their job improperly.

•	Provide or authorise gifts or entertainment, which could cause embarrassment to or reflect negatively on the reputation of Orient-Express, the recipient or the recipient’s employer.

For further information, refer to the Gifts and Entertainment Policy on Rendezvous

Examples
Q.    I and the rest of the management team of the OE Hotel have been invited to the wedding of the Mayor of the town where the OE hotel is based. In their culture it is expected that guests bring cash gifts to the wedding. What should I do?
A.    You are being invited in your capacity as an OE employee and are representing the company. Cash gifts should normally be avoided and are prohibited for Government officials. You should consult with Corporate Legal or Compliance if you think an exception should be made and ensure that the gift is documented.

5.4    Competing fairly
We believe in open and fair competition and do not seek to obtain unfair competitive advantage. Competition laws exist in over 100 countries around the world to protect free competition and generally prohibit various forms of anti-competitive behaviour such as price fixing, market sharing, or exchanging information with competitors.

In some cases, such as the US and EU, the laws apply even where the conduct occurs outside the relevant country. Where your role requires, you are responsible for being reasonably familiar and complying with the competition laws where you work.

You Must Always:

•	Use the templates provided by Corporate Legal for contracts with agents and resellers.

•	Consult with Corporate Legal before entering into any reseller contract, joint venture or marketing arrangement, unless you are using an approved standard form contract.

•	Report to Corporate Legal any attempt by a competitor to violate competition law.

•	Ensure competitor intelligence is obtained legally and fairly. If in doubt consult Corporate Legal.

You Must Never:

•	Enter into actual or inferred agreements with competitor hotel companies to lower, raise or stabilise prices (e.g. room rates).

•	Impose or accept a rate parity restriction on or from a reseller.

•	Enter into agreements to coordinate terms or conditions for wages and benefits except where permitted by relevant labour laws.

Examples
Q.    My cousin works for a catering supplier which also supplies a competitor. She has said to me that we could come to an agreement whereby her company stopped supplying our competitor in return for increased business from us. I know it doesn’t sound entirely ethical, but it makes good business sense, so shall I tell her to go ahead?
A.    No. You are right that this would be unethical, and therefore would be in breach of Orient-Express’s Code. We respect third parties, including competitors. Despite any business advantage, this action would breach our commitment to fair dealing. Also you should let also your Line Manager know of the conflict of interest you may have with this supplier.
Q.    I just received an email which I think was meant for a competitor. It is from one of our suppliers, and the subject is their quote to them. As it was sent to me, can I have a look? I’d like to make sure we’re getting as good a deal!
A.    This is not the way to acquire information. You should return the email to the sender immediately, and delete the original. Let them know that you have not read the email and explain why: because it would not be in the Orient-Express spirit.

5.5    Responsible communications and social media
We communicate any information truthfully and carefully.

This includes sales and marketing literature, press releases, disclosures to shareholders and regulators and other third parties.

It also includes any communications made on social media or other electronic communications about Orient-Express, its staff or stakeholders.

You Must Always:

•	Ensure that information you communicate is timely, accurate, complete and truthful.

•	Think carefully before forwarding any electronic communications. There could be legal consequences for you even when you are not the author.

•	Remember that anything you write may appear in newspapers or have to be explained in court. Something written as a joke between colleagues can look very bad printed in the newspapers.

•	Check that communications to the media regarding the company’s future activities or performance are authorised by Corporate PR.

•	Refer any approach by an investor or financial analyst to Investor Relations.

•	Comply with the applicable policies on using social media.

•	Remember that how you conduct yourself on social media must be in line with our values if you are using that social media for communicating with clients and business partners.

You Must Never:

•	Engage in conversation on an Orient-Express social media profile or forum. This is to ensure that the conversations that take place are authentic.

•	Represent Orient-Express in online conversations or social media without the express permission of Central Marketing or Corporate PR.

•
Create Orient-Express social media profiles, groups or forums for communication with clients and business partners without permission of Central Marketing. Social networks are very public channels and we must ensure that only official profiles are presented to our customers and clients

Examples
Q.    I’ve seen an unfair review of our hotel on a website. It is affecting my sales. Surely it is OK to post a more favourable one under a pseudonym?
A.    Although you may think this is good for the business, it will be an unethical thing to do and as a result, will not be in the spirit of Orient-Express. You should alert local marketing or PR so they can respond in the name of the company.

5.6    Political activity and contributions

Orient-Express does not make political contributions, whether in cash or in kind, anywhere in the world. Staff are encouraged to be responsible citizens who participate in civic and political activities, provided their activities are lawful and appropriate and are conducted in their own time and at their own expense.

You Must Always:

•	Make clear that your views and actions are your own and not those of Orient-Express.

You Must Never:

•	Make payments on behalf of Orient-Express to political candidates or parties or support political activities without the prior approval of Chief Legal Officer or VP, Compliance.

•	Provide hospitality at below market rate for political candidates or parties.

5.7    Dealing fairly with guests

As a luxury travel company, we are dedicated to honouring our guests and delivering excellence in all aspects of our hospitality.

We believe that good guest relationships are based on mutual respect and fairness. Guests should be given what is promised at the given price. Any perception of dishonesty can jeopardise their loyalty.

You Must Always:

•	Be truthful with guests about the product, service, price, contractual terms and any other information.

•	Handle courteously and firmly any request or behaviour, which you believe is unreasonable or unethical.

Examples
Q.     A guest has asked me to do something I am uncomfortable with. My manager suggested that I should do as he asked, as it is important that we honour their requests and it is not illegal under local law, but I believe the request is contrary to Orient-Express’s values.
A.    If you feel uncomfortable with a request and believe it to be unreasonable or unethical, and your manager is not listening to your concerns, speak to the GM or call the Speak Up line. They will be able to advise you on a course of action.

6.    Safeguarding Our Assets

We have the responsibility, as well as the legal duty to protect the physical, intellectual property and financial assets of Orient-Express.

We will comply with all applicable laws and regulations in each jurisdiction in which we operate. This includes full, fair, accurate and timely disclosure in reports and documents filed with regulators.

We will be accurate in the recording and reporting of data and results and exercise care in the use of assets and resources.

6.1    Keeping accurate and complete books, records and reports

Honest, accurate and objective reporting of information – whether financial or non-financial is vital to meeting our legal and regulatory obligations, our responsibility to shareholders and for progressing our business decisions.

There is never a justification or an excuse for falsifying records or misrepresenting facts. Falsifying or creating misleading data can constitute fraud, which will not be tolerated.

You Must Always:

•	Ensure all transactions are properly authorised and accurately and completely recorded.

•	Follow all applicable laws, external requirements and internal policies for reporting information.

•	Ensure that no undisclosed or unrecorded account or fund is established or maintained.

•	Cooperate with internal and external auditors and allow them unrestricted access to staff and documents.

•	Ensure all transactions are supported by accurate documentation in reasonable detail.

You Must Never:

•	Deliberately make a false or misleading entry in a report, record or expense claim.

•	Falsify any record, whether financial or non-financial.

•	Sell, transfer or dispose of company assets without proper documentation or authorisation.

•	Destroy company records or documents without authorisation or in accordance with established standards.

Special Requirement for Principal Officers
Full, fair, accurate, timely and understandable disclosures in the reports and other documents of Orient-Express filed with the US Securities and Exchange

Commission and in other public communications, are legally required and are important for the success of the business of Orient-Express. The Principal Officers must exercise high standards of care in preparing these reports and communications consistent with the following guidelines:

•	All Orient-Express accounting records and the reports produced from those records, must comply with the laws of each applicable jurisdiction.

•	All records must fairly and accurately reflect the transactions or occurrences to which they relate.

•	All records must fairly and accurately reflect the assets, liabilities, revenues and expenses of Orient-Express in reasonable detail.

•	The accounting records must not contain any false or intentionally misleading entries.

•	No transactions should be intentionally misclassified in the accounts or in an incorrect accounting period.

•	All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

•	No information should be concealed from the independent auditors of Orient-Express.

•	Compliance with the system of internal accounting controls of Orient-Express is required.

Examples
Q.    I have been asked to put together the sales figures for the quarter. My manager said that I should include a sale which was actually made in the next quarter as our figures were down. I’m uncomfortable with this, but feel I must do as my manager asks. After all, the sales have been made, just not in that quarter.
A    Because the figures are not reported in the correct quarter they are inaccurate and there could be further repercussions. Your instincts are telling you that this is the wrong thing to do; if you feel unable to challenge your manager call the confidential Speak Up line for further guidance.

6.2    Safeguarding Orient-Express property and maintaining confidential information

All employees are responsible for using good judgment to ensure that Orient-Express assets are only used for legitimate business purposes and are not misused or wasted.

These assets include property, equipment, materials and company funds. This also includes any intangible assets such as brands, trademarks, company information and employee time.

You should also maintain the confidentiality of information about or concerning Orient-Express that is entrusted to you, except when disclosure is authorised or legally mandated.

Confidential information includes all unpublished information that might be of use to competitors of Orient-Express or harmful to its business or customers. Examples include:

•	Business plans, budgets or strategies

•	Information about employees

•	Information concerning customers, suppliers or partners

•	Unpublished financial or pricing information

You Must Always:

•	Make sure physical assets are maintained, protected and efficiently used.

•	Keep good records of fixed assets and inventory.

•	Protect intellectual property such as trademarks, brands and copyrights.

•	Return all confidential information upon leaving Orient-Express.

You Must Never:

•	Use company property for non-work use unless allowed by our policies.

•	Give away or disclose sensitive or confidential information to third parties – even after you have left Orient-Express.

Examples
Q.    I have noticed that the tennis instructor we use at the resort has some business cards printed which use the Orient-Express logo. Does he need permission to use it? He does work for the resort, albeit as a sub-contractor.
A.    You are right to be concerned about the use of Orient-Express’s logo by a sub-contractor. Our brand is a precious asset and he does need permission to use it. Mention it to him, or if you feel uncomfortable about this, ask your manager to do so.
Q.    Our resort has recently updated its computer system. The old PCs were being sent to a recycling plant. I happened to mention that I needed a new PC and my friend in maintenance said he could get me one of the old Orient-Express ones. Surely this is OK as it was being thrown out anyway?
A.    Please ensure you have proper authorisation before taking possession of any Orient-Express property, even if you believe it is being disposed of. By seeking authorization you can be confident that you will have acquired the PC honestly.

6.3    Responsible management of information, IT systems and data

Information systems includes equipment provided to staff such as desktop, laptop and mobile communications devices and software applications.

We all have an individual responsibility to ensure that we use IT systems properly and that the equipment and information it contains remains secure.

Personal use of IT systems is permitted if it is reasonable and appropriate. The company may monitor personal use of its IT systems.

You Must Always:

•	Maintain the confidentiality of information entrusted to you when managing that information.

•	Keep IT equipment and the data within it, as secure as possible, for example, by using passwords, anti-virus software and regular back-ups.

•	Protect guest credit card information by adhering to the Policy on Payment Card Industry Compliance (PCI Compliance).

For further information on PCI Compliance, speak to your Financial Controller

You Must Never:

•	Use email or the internet for accessing, storing or distributing material which is harassing, obscene, or abusive.

Examples
Q.    A colleague has just joined our sales team. She previously worked in the sales office for a competitor. I would be interested to know what kinds of deals they offered since that information is not publicly available. Can I ask her?
A.    No. How would you like it if the roles were reversed and an ex-employee was passing on our information to others?
Q.    When my colleague goes to lunch, she leaves confidential guest information open on the screen. Should I draw her attention to it?
A.    Yes, as pleasantly as you can! She will be glad you pointed it out to her, as we should all help each other to protect confidential information and comply with applicable data privacy laws.

Speak-Up Contact Numbers (calls answered in local language by independent third party)
Country	Telephone Number
Botswana	xxxxxxxx
Brazil	xxxxxxxx
Cambodia	xxxxxxxx
France	xxxxxxxx
Indonesia	xxxxxxxx
Italy	xxxxxxxx
Laos	xxxxxxxx
Malaysia	xxxxxxxx
Mexico	xxxxxxxx
Myanmar	xxxxxxxx
Peru	xxxxxxxx
Portugal	xxxxxxxx
Russia	xxxxxxxx
Singapore	xxxxxxxx
South Africa	xxxxxxxx
Spain	xxxxxxxx
St Maarten	xxxxxxxx
St Martin	xxxxxxxx
Thailand	xxxxxxxx
UK	xxxxxxxx
USA	xxxxxxxx
* Please note that in some countries, local data privacy laws limit the scope     of calls which can be accepted by Speak-Up

You can contact also contact Speak-Up via the independent third party website: {Web address omitted}

Guidance is given throughout the Code as to who you can ask for further     information or advice on a particular subject. On all matters you can go to     your line manager to ask for help or raise an issue.

You can also contact:

Legal	Compliance	Internal Audit
{Name omitted} Chief Legal Officer {contact details omitted}	{Name omitted} VP, Compliance {contact details omitted}	{Name omitted} Director, Internal Audit {contact details omitted}

All the policies referred to in the Code can be found on the Orient-Express intranet, Rendezvous